Analog Devices, Inc.

One Technology Way

Norwood, Massachusetts 02062-9106

September 14, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Analog Devices, Inc.

Registration Statement on Form S-4

File No. 333-213454

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Analog Devices, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-213454), as amended (the “Registration Statement”), so that it may become effective at 4:30 p.m. Eastern time on September 16, 2016, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Registrant may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Joseph B. Conahan of Wilmer Cutler Pickering Hale and Dorr LLP at (617) 526-6317 with any questions you may have concerning this request. In addition, please notify Mr. Conahan if and when this request for acceleration has been granted and the Registration Statement has been declared effective.

Very truly yours, ANALOG DEVICES, INC.

By:	/s/ David A. Zinsner
Name: David A. Zinsner Title: Senior Vice President, Finance and Chief Financial Officer